EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Dermata Therapeutics, Inc. (the “Company”) of our report dated March 21, 2024, related to the financial statements of the Company as of and for the year ended December 31, 2023 and the adjustments to the 2022 financial statements to retrospectively reflect the impact of a reverse stock split (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a going concern uncertainty), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2023, filed with the Securities and Exchange Commission. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Moss Adams LLP

San Diego, California

September 19, 2024